Exhibit 6

New Mountain Capital, L.L.C.

February 26, 2024

R1 RCM Inc.

434 W. Ascension Way, 6th Floor

Murray, Utah 84123

Attn: General Counsel

Re: Waiver Request

Ladies and Gentlemen:

Reference is hereby made to (i) that certain Investor Rights Agreement, dated as of June 21, 2022 (as amended, restated, supplemented or otherwise modified from time to time, the “Investor Rights Agreement”), by and among R1 RCM Inc., a Delaware corporation (the “Company”), CoyCo 1, L.P. a Delaware limited partnership (“CoyCo 1”), and CoyCo 2, L.P., a Delaware limited partnership (“CoyCo 2” and, together with CoyCo 1, the “Investors”), and solely for purposes of Section 4, Section 6 and Section 11 of the Investor Rights Agreement, New Mountain Partners V (AIV-D), L.P and (ii) our letter, dated January 26, 2024 (the “January 26 Letter”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Investor Rights Agreement.

Following the Company’s receipt of the January 26 Letter, at the Company’s request, representatives of New Mountain Capital, L.L.C. (“New Mountain Capital”) have engaged in good faith discussions with representatives of TCP-ASC ACHI Series LLLP (“TCP-ASC”). While such discussions continue, they have not resulted in any agreement to date. Because the Investors believe that it is in the best interests of the Company, its customers and employees and the unaffiliated stockholders to accelerate a process whereby the Board can do the work necessary to consider strategic alternatives, including the possibility of a transaction supported by New Mountain Capital (whether with or without participation by TCP-ASC or its affiliates), the Investors hereby (i) resubmit our request that the Company waive each of the restrictions set forth in Section 6.1 of the Investor Rights Agreement to the extent they would prohibit the Investor Affiliates from making or pursuing such a proposal (including complying with any associated disclosure requirements resulting therefrom) and (ii) submit a revised form of proposal attached as Exhibit A hereto. The Investors request that the Company respond in writing with its decision (to be made in accordance with Section 2.4(c) of the Investor Rights Agreement) regarding the foregoing request for a waiver by countersigning and returning this letter (which shall only constitute approval of such request) by no later than 5:00 p.m. ET on March 6, 2024. If the Company consents to the foregoing request, such consent shall extend to any subsequent proposals which may be made by the Investor Affiliates (or members of any group which may be formed of which they are a part), unless and until the Company withdraws such consent in writing.

For the avoidance of doubt, this request, does not constitute a waiver of any provision of the Investor Rights Agreement except as expressly provided herein and each party to the Investor Rights Agreement expressly reserves all of its rights and remedies in respect of any breach thereof or other default thereunder. Section 11 of the Investor Rights Agreement shall apply to this letter, mutatis mutandis, as if expressly set out herein.

Sincerely,

COYCO 1, L.P.
By: COYCO GP, L.L.C., its general partner

By:	/s/ Matthew S. Holt
Name: Matthew S. Holt
Title: President

COYCO 2, L.P.
By: COYCO GP, L.L.C., its general partner

By:	/s/ Matthew S. Holt
Name: Matthew S. Holt
Title: President

ACKNOWLEDGED AND AGREED: R1 RCM INC.

By:
Name:
Title:

[Waiver Letter]

Copies to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attention:  Richard W. Porter, P.C.

Robert M. Hayward, P.C.

Bradley C. Reed, P.C.

Email: richard.porter@kirkland.com

 robert.hayward@kirkland.com

 bradley.reed@kirkland.com

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: John Sorkin

Andrew Silver

Jackie Cohen

Email: John.Sorkin@ropesgray.com

 Andrew.Silver@ropesgray.com

 Jackie.Cohen@ropesgray.com

Exhibit A

[See attached.]

STRICTLY CONFIDENTIAL

VIA EMAIL

[•], 2024

Members of the Board of Directors

R1 RCM Inc.

434 W. Ascension Way, 6th Floor

Murray, Utah 84123

Attn: General Counsel

Dear Members of the Board of Directors:

New Mountain Capital L.L.C. (“New Mountain”), on behalf of certain managed funds (collectively, the “New Mountain Funds”) is pleased to submit this non-binding proposal to acquire all of the outstanding shares of common stock of R1 RCM Inc., a Delaware corporation (the “Company”), that are not currently owned by CoyCo 1, L.P. a Delaware limited partnership (“CoyCo 1”), and CoyCo 2, L.P., a Delaware limited partnership (“CoyCo 2” and, together with CoyCo 1, the “Investors”) or their respective affiliates for cash consideration of $13.75 per share (our “Proposal”). As you know, the Investors are, together, among the largest stockholders of the Company, collectively owning approximately 32% of the Company’s outstanding common stock.

We believe that our Proposal provides compelling value and immediate liquidity to the Company’s public stockholders. Specifically, $13.75 per share represents a significant premium of 35% to the closing price per share of $10.17 on January 25, 2024, the day prior to our initial request for a waiver of certain provisions of our Investor Rights Agreement, and of 37% to the 30-day volume-weighted average price per share of $10.07 as of such date. As of February 23, 2024, the last trading day prior to our amended request for a waiver, $13.75 represented a more than 33% premium to the 30-day volume-weighted average price of $10.31.

In addition to delivering significant value to the Company’s existing stockholders, we believe that consummation of the transaction will allow the Company to better focus on serving its customers and executing its long-term business plan without the distractions that come with operating as a public company. In a private context, with additional investment and value-added support from the New Mountain Funds, the Company would be able to efficiently execute on its objectives and deliver additional benefit to clients and employee stakeholders.

Our Proposal assumes a recapitalization of the Company’s indebtedness with new debt financing to be arranged by the New Mountain Funds. We maintain strong relationships with lenders and are confident in our ability to secure firm financing commitments in short order. The equity financing to support the Proposal would be funded by the rollover of the Investors’ existing 32% common stock ownership interest in the Company and new cash equity to be provided or arranged by the New Mountain Funds.

Additionally, at your request, we have had and continue to have active and good faith discussions with representatives of TCP-ASC ACHI Series LLLP (“TCP-ASC”) with respect to their potential participation in a potential transaction, , including multiple in-person meetings and discussions covering the following topics:

•	valuation and relative capital contribution;

•	transaction sources and uses and pro forma capital structure;

•	potential governance constructs, including specific approval rights, board configurations and other joint ownership provisions; and

•	opportunities for the Company in a privately held setting.

While there is not final agreement on terms as of this date, these discussions remain ongoing and there is active dialogue to enable alignment. We are open to and would welcome having Ascension Health (“Ascension”) and/or TowerBrook Capital Partners (“TowerBrook”), either alone or together, partner alongside New Mountain with such equity rollover and new cash equity amounts as they may desire, including either participation in the form of co-control or as minority investors. We would also expect to discuss with the Company’s other current customer stockholders their interest in maintaining an equity investment in the Company through a rollover of their current common stock positions. In order to provide certainty to the Company, our Proposal is not contingent on TCP-ASC ACHI Series LLLP (“TCP-ASC”) or any other current stockholders participating or rolling their existing ownership interest in the Company into the transaction.

This Proposal has been approved by New Mountain’s investment committee. Based on our existing knowledge of the Company and our willingness to commit the time and resources necessary to complete the transaction, we are confident that with appropriate engagement by the Company and its advisors, we can expeditiously complete our remaining due diligence and sign definitive documentation. Attached to this letter as Exhibit A is a list of our key business due diligence requests. Our Proposal does remain subject to the negotiation and execution of mutually acceptable definitive agreements.

It is our expectation that the Board of Directors will consider our Proposal. The consummation of the transactions contemplated by the Proposal will be conditioned upon approval by both a Special Committee comprised of disinterested directors and advised by independent legal and financial advisors and the Board of Directors. Given our existing stake in and history with the Company, we are in a position to complete the transaction in an expedited manner.

Our Proposal should not be construed as indicating an interest in participating in any alternative change of control transaction involving the Company. New Mountain is interested in pursuing the transaction described in this letter and does not intend for the Investors to sell their stake in the Company to any third party.

This Proposal is a non-binding expression of interest only, does not constitute an offer subject to binding acceptance, and is subject to execution of mutually acceptable definitive transaction documentation. We reserve the right to withdraw or modify our Proposal at any time. No legal obligation with respect to the Proposal or any other transaction shall arise unless and until we have executed definitive transaction documentation with the Company.

We have engaged Ropes & Gray LLP, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC to advise us on this transaction.

We and our advisors look forward to working with the Board of Directors and its advisors to expeditiously negotiate and consummate a mutually acceptable transaction. We are available at your convenience to discuss any aspects of our Proposal.

Sincerely,

New Mountain Capital L.L.C.

By:
Name:	Matthew S. Holt
Title:	Managing Director & President, Private Equity

Exhibit A: Due Diligence Requests

•	2019 Actual – 2025 Expected Financial Summary by Segment and by Customer

•	2019 Actual – 2025 Expected costs by function (S&M, G&A, R&D) and associated FTE detail

•	Onshore vs. offshore headcount and cost breakdown by function (front-end, mid-cycle, and back-end)

•	Management 3-year financial forecast

•	Existing end-to-end and physician customer contracts

•	Confirmatory due diligence (legal, finance / accounting, tax)